Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 of MDU Communications International, Inc. (the “Company”), for the registration of 1,500,000 shares of its common stock pertaining to the 2009 Employee Stock Purchase Plan, of our report dated December 23, 2008, which report contains an explanatory paragraph that states that the Company changed the manner in which it accounts for share-based compensation in the year ended September 30, 2006, with respect to the consolidated financial statements of the Company, included in its Annual Report on Form 10-K for the year ended September 30, 2008 filed with the Securities and Exchange Commission.

/s/ J.H. Cohn LLP
Roseland, New Jersey
July 31, 2009